FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Martinez, Vilma S.	2. Issuer Name and Ticker or Trading Symbol Anheuser-Busch Companies, Inc. (BUD)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) Munger, Tolles & Olson 355 South Grand Ave., 35th Floor	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 04/30/2003
(Street) Los Angeles,, CA 90071		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock ($1 par value)								560.09(1)	D(2)
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Phantom Stock Units	1-for-1	04/30/03		A		161				Common Stock	161	$49.985	20,110(3)	D
Stock Option (Right to Buy)	$49.59	05/01/03		A		5,000		(4)	04/30/13	Common Stock	5,000		5,000	D

Explanation of Responses:

(1) Includes shares held through automatic dividend reinvestment plan.
(2) In connection with the Rights Agreement adopted by the Company, Preferred Stock Purchase Rights were distributed to shareholders and are deemed to be attached to the shares of Common Stock of the Company listed on this Form. One-quarter of a Preferred Stock Purchase Right is attached to each share of common stock. If and when the Rights become exercisable, the holder of each Right initially would be entitled to purchase one one-hundredth of a share of Series Junior B Participating Preferred Stock at a purchase price of $195 (both the number of fractional shares and the purchase price are subject to adjustment).
(3) Represents balance of phantom stock units under Anheuser-Busch Companies, Inc. Deferred Compensation Plan for Non-Employee Directors.
(4) Vesting is as follows: 1,667 on 05/01/2004; 1,667 on 05/01/2005; 1,666 on 05/01/2006.

By: /s/ Laura H. Reeves, Attorney-in-Fact Power of Attorney **Signature of Reporting Person	05/02/2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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